

December 2, 2010

Via Facsimile and U.S. Mail

Mr. Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

      Re: Aquamer Medical Corp.
            Amendment No. 1 to Form 10-K for the Year Ended December 31, 2009
            Filed November 24, 2010
            File No. 000-52327

Dear Mr. Reilly:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.   We note your revisions in response to prior comment 1. With a view to disclosure, please tell us when the Forms you state were not timely filed were actually filed and what you mean by "other beneficial ownership forms." Also, please tell us the number of transactions that were not reported on a timely basis and explain why you have not provided such disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Eric Atallah, Reviewing Accountant, at (202) 551-3663, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief

cc: Eric Hellige, Esq.